FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, September 23, 2003, Series 2003-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

03031712

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 24 2003
WASH. D.C. 155

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 23, 2003

DEUTSCHE ALT-A SECURITIES, INC.

By:________________________________
Name: Steve Katz
Title:

By:________________________________
Name: Eric Londa
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

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* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BALT 03-3
eliminary Collateral Analysis
nforming Loans; 30 yr; DBALT 03-3
5 records
ance: 81,020,661

Deutsche Bank

oc ype	Number of Loans	Current Principal Balance	% of Current Principal Balance
ated Documentation	283	47,734,567.00	58.92
ull/Alt	192	29,848,994.00	36.84
o Documentation	20	3,437,100.00	4.24
otal:	495	81,020,661.00	100.00

ccupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
rimary	306	55,048,927.00	67.94
vestment	176	23,776,174.00	29.35
econd Home	13	2,195,560.00	2.71
otal:	495	81,020,661.00	100.00

urrent rincipal al($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
- 50,000	27	1,064,695.00	1.31
),001 - 100,000	97	7,781,115.00	9.60
)0,001 - 150,000	118	14,687,940.00	18.13
50,001 - 200,000	93	16,027,932.00	19.78
)0,001 - 250,000	81	18,115,814.00	22.36
50,001 - 300,000	53	14,611,640.00	18.03
)0,001 - 350,000	19	5,997,925.00	7.40
50,001 - 400,000	5	1,897,500.00	2.34
)0,001 - 450,000	2	836,100.00	1.03
otal:	495	81,020,661.00	100.00

linimum: 12,600.00
laximum: 423,000.00
verage: 163,678.10
otal: 81,020,661.00

oan urpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
urchase	244	38,269,799.00	47.23
efinance - Cashout	171	30,891,787.00	38.13
efinance - Rate Term	80	11,859,075.00	14.64
otal:	495	81,020,661.00	100.00

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single Family Residence	292	45,019,022.00	55.56
2-4 Family	94	18,114,800.00	22.36
PUD	60	10,512,630.00	12.98
Condo	49	7,374,209.00	9.10
Total:	495	81,020,661.00	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
5.001 - 5.500	10	1,795,750.00	2.22
5.501 - 6.000	151	25,963,012.00	32.04
6.001 - 6.500	164	26,517,734.00	32.73
6.501 - 7.000	86	12,534,535.00	15.47
7.001 - 7.500	51	9,048,230.00	11.17
7.501 - 8.000	22	3,575,000.00	4.41
8.001 - 8.500	9	1,362,950.00	1.68
8.501 - 9.000	2	223,450.00	0.28
Total:	495	81,020,661.00	100.00

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.444

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 - 60.00	36	6,304,450.00	7.78
60.01 - 70.00	26	4,406,615.00	5.44
70.01 - 80.00	302	49,033,762.00	60.52
80.01 - 85.00	33	5,352,250.00	6.61
85.01 - 90.00	70	11,512,184.00	14.21
90.01 - 95.00	13	2,318,700.00	2.86
95.01 - 100.00	15	2,092,700.00	2.58
Total:	495	81,020,661.00	100.00

Minimum: 6.43
Maximum: 100.00
Weighted Average by Original Balance: 78.55

Top States	Number of Loans	Current Principal Balance	% of Current Principal Balance
California	83	17,906,130.00	22.10
Illinois	30	5,318,910.00	6.56
Arizona	31	4,862,720.00	6.00
Washington	28	4,233,260.00	5.22
New York	16	4,104,350.00	5.07
Texas	32	4,092,115.00	5.05
Other	275	40,503,176.00	49.99
Total:	495	81,020,661.00	100.00

FICO Score	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 400	3	500,000.00	0.62
551 - 600	2	374,000.00	0.46
601 - 650	57	9,813,500.00	12.11
651 - 700	189	31,123,187.00	38.41
701 - 750	162	25,750,889.00	31.78
751 - 800	81	13,231,085.00	16.33
801 >=	1	228,000.00	0.28
Total:	495	81,020,661.00	100.00

Minimum: 600
Maximum: 803
Weighted Average: 704.0
% UPB missing FICOs: 0.6

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance
Greenpoint	176	31,394,860.00	38.75
Nat City	319	49,625,801.00	61.25
Total:	495	81,020,661.00	100.00

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